March 23, 2012

RE: Get cash now from your Dividend Capital TRT investment.

Dear Investor,

Good news!  Now you can sell your Dividend Capital investment and regain control of your money.  Right now, MCM will pay you $5.25 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Dividend Capital to decide if or when you get your money back. But this offer expires on May 10, 2012, so you must act soon.

Why take advantage of this opportunity today?

•
No Listing and Extremely limited redemption program. The Company says: “We do not intend to list...” and only redeemed 7% of requested redemptions during fourth quarter of 2011. The Company has an infinite life.  Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Dividend Capital can be very difficult to sell. It can take weeks or months to find an interested buyer! But now you can sell your Shares and get your money out.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Dividend Capital’s transfer agent confirms the transfer.  MCM has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer at the SEC’s EDGAR website, or at www.mackenziecapital.com/tenders/TRT.pdf, or by calling or writing to us). If you choose to sell your Shares to us, please read and fill out the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (800) 854-8357, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
President, MacKenzie Capital Management, LP

P.S. Remember, this offer expires May 10, 2012 (unless extended). Fill out the Assignment Form today, get a Medallion Signature Guarantee from your bank, and mail it to us so we can transfer the Shares and rush you a check.

We are offering to purchase for cash up to 9,150,000 shares of Dividend Capital Total Realty Trust, Inc., at a price of $5.25 per Share, upon the terms and subject to the conditions set forth in our Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read, available as detailed above.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON May 10, 2012, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”).  Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to MacKenzie Capital Management, LP a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.